Exhibit 99.2

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing Statement on Form 3 is filed on behalf of each of the undersigned and that all subsequent amendments to this Statement on Form 3 may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein or therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: March 15, 2024

Global Commodities & Investments Ltd.

	By:	/s/ Vasile Frank Timis
Vasile Frank Timis, director

/s/ Vasile Frank Timis
Vasile Frank Timis